RECEIVED
2005 MAY 12 A 9:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Nintendo®
Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

April 28, 2005


05007772

By Airmail
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

SUPPL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Personnel Information regarding Board of Directors (Summary Translation dated April 27, 2005)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

(Summary Translation)
File Number: 82-2544

April 27, 2005

Nintendo Co., Ltd.

Personnel Information regarding Board of Directors

Nintendo Co., Ltd. hereby announces personnel information regarding the following board member.

1. Director to be retired:

Name	New Position	Present Position
Hiroshi Yamauchi	Executive Adviser	Director/ Executive Adviser

2. Scheduled timing for retirement:

At the closing of the company's 65th Annual General Meeting of Shareholders scheduled to be held on June 29, 2005.

3. Other information

The company was notified by Mr. Yamauchi that he will decline his rights to retirement allowance. Accordingly, granting retirement allowance to Mr. Yamauchi will not be proposed for the General Meeting of Shareholders.